

Pigeon Loans, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Years Ended December 31, 2020 and 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
Pigeon Loans, Inc.

Management is responsible for the accompanying financial statements of Pigeon Loans, Inc, which comprise the balance sheet as of December 31, 2020 and 2021, and the related statement of operations, shareholders equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 13, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	33,039	6,166
Total Current Assets		6,166
Other Assets		
Investments held to Maturity	42,400	-
Total Other Assets	42,400	-
TOTAL ASSETS	75,439	6,166
LIABILITIES AND EQUITY		
Liabilities		
Long-term Liabilities		
Future Equity Obligations	303,600	5,000
Total Long-Term Liabilities	303,600	5,000
TOTAL LIABILITIES	303,600	5,000
EQUITY		
Common Stock	50	50
Additional Paid in Capital	46,503	29,223
Accumulated Deficit	(274,715)	(28,107)
Total Equity	(228,161)	1,166
TOTAL LIABILITIES AND EQUITY	75,439	6,166

Statement of Operations

	Year Ended December 31, 2021	**Short Year Ended December 31, 2020**
Revenue	1,974	58
Operating Expenses		
Advertising and Marketing	75,629	5,159
General and Administrative	161,658	23,006
Research and Development	8,181	-
Total Operating Expenses	237,287	28,164
Operating Income	(235,313)	(28,107)
Interest Expense	-	-
Provision for Income Tax	-	-
Net Income	(235,313)	(28,107)

Statement of Cash Flows

	Year Ended December 31, 2021	Short Year Ended December 31, 2020
OPERATING ACTIVITIES		
Net Income	(235,313)	(28,107)
Adjustment for Non-cash Compensation Expense (SAFE Issuance for Service)	15,000	
Other	(494)	
Net Cash provided by Operating Activities	(220,807)	(28,107)
INVESTING ACTIVITIES		
Purchase of SAFE notes	(35,000)	-
Purchase of Shares for Investment	(7,400)	-
Net Cash provided by Investing Activities	(42,400)	-
FINANCING ACTIVITIES		
Common Stock Issuances		50
Misc. money in	35,379	-
Additional Owner Contributions	17,396	29,223
SAFE Note Financing, Net of Issuance Costs	237,305	5,000
Net Cash provided by Financing Activities	290,080	34,273
Cash at the beginning of period	6,166	-
Net Cash increase (decrease) for period	26,873	6,166
Cash at end of period	33,039	6,166

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 6/16/2020 (Inception)	-	-	-	-	-
Additional Owner Contributions of Cash and Expenses Paid Personally	-	-	29,223	-	29,223
Issuance of Common Stock	5,000	50	-	-	50
Net Loss	-			(28,107)	(28,107)
Ending Balance 12/31/2020	5,000	50	29,223	(28,107)	1,166
Offering Costs	-	-		(11,295)	(11,295)
Owner Contributions	-	-	17,280	-	17,280
Issuance of Common Stock	-	-	-	-	-
Net Loss	-	-	-	(235,313)	(235,313)
Ending Balance 12/31/2021	5,000	50	46,503	(274,715)	(228,162)

Pigeon Loans, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pigeon Loans, Inc ("the Company") was formed in Delaware on June 16th, 2020. The Company earns revenue by facilitating a platform for borrowers to create custom loan terms and receive funds directly from nontraditional lenders i.e friends, family, others.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Investments Held to Maturity

Investments held-to-maturity consists of $35k in purchases of SAFE notes in companies that have undergone recent crowdfunding campaigns and $7.4k of shares of common stock of a private Company. These securities are classified as held-to-maturity based on the Company's intent and ability to hold the securities until maturity and changes in estimated cash flows are reviewed periodically to determine if an other-than-temporary impairment has occurred. Based on the Company's assessment, no impairment charges were recorded since inception of the investment in 2021.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company earns revenue by facilitating a platform for borrowers to create custom loan terms and receive funds directly from nontraditional lenders i.e friends, family, others. The company's sole performance obligation is to maintain its website and operating platform so that users can craft and offer their loans. Users are charged a fee to publish and received funds from their loans and revenue is recognized at the time the user pays to publish.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations* - During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity (common or preferred stock) in the Company during a liquidity or change of control event. The agreements are subject to valuation caps ranging from $500K to $3.9M with discounts ranging from 0% - 20%

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE notes mentioned above can mature during a liquidity or change of control event which can occur in any year.

NOTE 6 – EQUITY

The company has authorized 5,000 of common shares with a par value of $0.01 per share. 5.000 shares were issued and outstanding as of 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 13, 2022, the date these financial statements were available to be issued. No events require recognition of disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.